Filed by FREYR Battery, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: FREYR Battery, Inc.
Commission File No.: 333-274434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 13, 2023

FREYR Battery
(Exact name of registrant as specified in its charter)

Luxembourg	001-40581	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
22-24, Boulevard Royal, L-2449 Luxembourg
Grand Duchy of Luxembourg

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +352 621 727 777

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, without nominal value	FREY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	FREY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.
On October 13, 2023, FREYR Battery, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg (“FREYR”, the “Company”, “FREYR Luxembourg”, “we”, or “us”) and its wholly owned subsidiary, FREYR Battery, Inc., a Delaware corporation (“FREYR Delaware”), entered into the merger agreement by and between FREYR and FREYR Delaware (the “Merger Agreement”) as the next step of its previously announced process to redomicile from Luxembourg to the U.S. as outlined in the Registration Statement on Form S-4 filed by FREYR Delaware with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2023 and the subsequent amendment thereto filed on October 13, 2023.
Subject to the approval of the shareholders of FREYR Battery and satisfaction or waiver of the conditions precedent specified in the Merger Agreement, FREYR Luxembourg will merge with and into FREYR Delaware, the separate corporate existence of FREYR Luxembourg will cease and FREYR Delaware will be the surviving corporation (the “Merger”). At such time, (i) each of the issued and outstanding FREYR ordinary shares (the “Ordinary Shares”) immediately prior to the effective time of the Merger (the “Effective Time”), will automatically be cancelled and FREYR Delaware will issue as consideration therefor new duly authorized, validly issued, fully paid and non-assessable common stock of FREYR Delaware (the “Common Stock”) to the shareholders of FREYR on a one-to-one basis, in each case without interest and net of any applicable withholding taxes, (ii) each public and private warrant of FREYR issued and outstanding exercisable for one (1) FREYR Ordinary Share will become exercisable for one (1) Common Stock of FREYR Delaware and FREYR Delaware will assume FREYR’s rights and obligations thereto, in accordance with the terms of the agreed form of the second amendment to the warrant agreement among FREYR Delaware, FREYR Luxembourg, Alussa Energy Acquisition Corp. (“Alussa”) and Continental Stock Transfer & Trust Company (“CST”), which constitutes an amendment to that certain warrant agreement, dated as of November 25, 2019, by and between Alussa and CST, as amended by amendment no. 1 to such warrant agreement, dated as of July 7, 2021, by and among FREYR, Alussa and CST, and each warrant of FREYR held by EDGE Global LLC (“EDGE Global”) issued and outstanding will become exercisable for one (1) Common Stock of FREYR Delaware on the same terms as those that currently govern these warrants, (iii) all Ordinary Shares issued and outstanding that are held in treasury by FREYR immediately prior to the Effective Time will be cancelled by virtue of and simultaneously with the Merger and said treasury shares will cease to exist, (iv) each right and obligation under the equity-based benefit and compensation plans and programs and agreements providing for the grant or award of restricted stock, stock units, stock options, warrants, stock appreciation rights, performance shares, performance units, dividend equivalent rights, and share awards, including the 2019 Incentive Stock Option Plan of FREYR AS as issued on September 11, 2019, the FREYR 2021 Equity Incentive Plan (amended and restated as of May 10, 2023), and the stock option agreement, dated as of July 13, 2021 entered into by and between FREYR Luxembourg and Tom Einar Jensen will be assumed by FREYR Delaware and will be converted to a corresponding equity award with respect to Common Stock on a one-to-one basis and each equity or equity-based award granted under FREYR Luxembourg will be cancelled and the recipient will have no right or interest in such award or any underlying Ordinary Shares other than receipt of a corresponding equity or equity-based award with respect to Common Stock and (v) as a result of the Merger, at the Effective Time the Amended and Restated Certificate of Incorporation and Bylaws will come into effect (such transactions collectively referred to as the “Redomiciliation Transaction”). The Redomiciliation Transaction would result in FREYR Delaware becoming a publicly traded corporate entity.
The Redomiciliation Transaction cannot be completed without satisfying certain conditions, the most important of which is the approval of the Merger, pursuant to which the Redomiciliation Transaction will be effected by the affirmative vote of at least two-thirds (2/3) of the votes validly cast at an extraordinary general meeting of shareholders of FREYR called for such purpose (the “FREYR Special Meeting”) (in accordance with Luxembourg law), provided that at least one half of the issued shares of FREYR Luxembourg (other than shares held by or on behalf of FREYR Luxembourg or a direct subsidiary of FREYR Luxembourg) is present or represented at the FREYR Special Meeting. If such quorum is not present at the FREYR Special Meeting, a second general meeting may be convened and resolutions shall be adopted at such general meeting, irrespective of the number of Ordinary Shares present or represented, by a majority of at least two-thirds (2/3) of the votes validly cast.
We currently anticipate that the Redomiciliation Transaction will become effective in the fourth quarter of 2023, although we may abandon the Redomiciliation Transaction at any time prior to obtaining shareholder approval, and the completion of the Redomiciliation Transaction is subject to all the conditions precedent to the Merger specified in the Merger Agreement being satisfied or waived.
The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated by reference herein. We encourage you to read the Merger Agreement for a more complete understanding of the transaction.
Forward-Looking Statements
FREYR believes that some of the information in this Current Report on Form 8-K and the exhibits filed or furnished herewith constitute forward-looking statements for the purposes of federal securities laws. These statements can be identified by forward-looking words such as “may,” “might,” “could,” “will,” “would,” “should,” “expect,” “possible,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “plan,” “predict,” “project,” “intends,” and “continue” or similar words. Statements that contain these words should be read carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other “forward-looking” information.

There may be events in the future that FREYR is not able to predict accurately or over which it has no control. Such forward-looking statements, include but are not limited to:
•our ability to obtain the required shareholder vote to adopt, among others, the Merger Agreement;
•the satisfaction of other conditions to the Redomiciliation Transaction;
•changes in shareholders’ rights as a result of the Redomiciliation Transaction;
•the risk that the FREYR board of directors may defer or abandon the Redomiciliation Transaction prior to the FREYR Special Meeting; and
•other risks detailed in our SEC filings as described below.
These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting the Company or FREYR Delaware or the Redomiciliation Transaction will be those that have been anticipated. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties.
These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 27, 2023, Quarterly Report on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023, the Registration Statement on Form S-4 filed by FREYR Delaware with the SEC on September 8, 2023, the subsequent amendment thereto filed by FREYR Delaware with the SEC on October 13, 2023, and in other filings that the Company makes and will make with the SEC in connection with the proposed Merger, including as described below under “Additional Information and Where to Find It”.
You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. The Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K or to reflect the occurrence of unanticipated events. This Current Report on Form 8-K does not purport to summarize all of the conditions, risks and other attributes of an investment in the Company.
Participants in the Solicitation
This Current Report on Form 8-K and the exhibits filed or furnished herewith relate to the Redomiciliation Transaction involving FREYR Luxembourg and FREYR Delaware and may be deemed to be solicitation material in respect of the proposed Redomiciliation Transaction. In connection with the Redomiciliation Transaction, FREYR Delaware has filed a Registration Statement on Form S-4 with the SEC on September 8, 2023, a subsequent amendment thereto on October 13, 2023, and will file additional relevant materials with the SEC. This Current Report on Form 8-K is not a substitute for the Registration Statement on Form S-4 or for any other document that FREYR Delaware may file with the SEC and/or send to the Company’s shareholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE REDOMICILIATION TRANSACTION AND RELATED MATTERS.
No Offer or Solicitation
This Current Report on Form 8-K and the exhibits filed or furnished herewith do not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Additional Information and Where to Find It
FREYR is subject to the reporting requirements of the Exchange Act, and its rules and regulations. The Exchange Act requires us to file reports and other information with the SEC. The SEC maintains a website that contains reports and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC’s website at http://www.sec.gov.
We make available, free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a), 14 or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC. These documents are also posted on our website at www.freyrbattery.com.
If you would like additional copies of the Registration Statement on Form S-4 and other documents or if you have questions about the Redomiciliation Transaction, you should contact Jeffery Spittel of FREYR Luxembourg at jeffrey.spittel@freyrbattery.com.

Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
2.1	Merger Agreement and Plan of Merger, by and between FREYR Battery and FREYR Battery, Inc., dated October 13, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FREYR BATTERY

Date: October 18, 2023	By:	/s/ Oscar K. Brown
	Name:	Oscar K. Brown
	Title:	Group Chief Financial Officer